SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC 20549

                            FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under
 Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                 Commission File Number 1-8289

                   ASTRO COMMUNICATIONS, INC.
     (Exact Name of Registrant as Specified in its Charter)

                      c/o Steven A. Hirsh
               2 North LaSalle Street - Suite 400
                       Chicago, IL 60602
                         (312) 621-0653
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                 Common Stock, Par Value $1.00
    (Title of each class of securities covered by this Form)

                              None

(titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i) [ ]       Rule 12h-3(b)(1)(ii)     [X]
     Rule 12g-4(a)(1)(ii)     [ ]       Rule 12g-3(b)(2)(i) [ ]
     Rule 12g-4(a)(2)(i) [ ]       Rule 12h-3(b)(2)(ii)     [ ]
     Rule 12g-4(a)(2)(ii)     [ ]       Rule 15d-6
     Rule 12h-3(b)(1)(i) [ ]

Approximate number of holders of record as of the certification or notice date:
                         338

Pursuant to the requirements of the Securities Exchange Act of 1934, Astro Communications, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


                                             Steven A. Hirsh
DATE:   September 30, 1997            BY: ___________________________
                                             Steven A. Hirsh, President